January 18, 2008

Stephen C. Vaughan
Vice President and Chief Financial Officer
Sonic Corporation
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104

      Re: Sonic Corporation
               Form 10-K: For the fiscal year ended August 31, 2007
               Commission file number: 0-18859

Dear Mr. Vaughan:

We have reviewed the above referenced filing and have the following comments. Some of our comments request changes to disclosure in future filings. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comments may also request information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended August 31, 2007

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

1. Please describe and separately quantify for us the "non-income tax matters" that comprise the $5.9 million in other income, as discussed on page 25.

Overview of Business Performance, page 20

2. You have excluded special charges from income to arrive at an adjusted net income per share non-GAAP measure. Although Item 10 of Regulation S-K

recognizes that certain non-GAAP per share measures may be meaningful from an operating viewpoint, substantive disclosure must be provided explaining how these measures are used by management and in what way they provide meaningful information to investors. Your justification for the use of this measure is that the company believes it provides comparability and is useful in assessing ongoing operations performance. This explanation is very vague and does not provide adequate information justifying its use. Please (i) revise your disclosure to identify the substantive reasons this non-GAAP measure provides useful information to investors regarding your financial condition and (ii) provide a reconciliation of the measure to the GAAP financial measure of earnings per share. For further guidance, refer to question and answer 11 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAPP Financial Measures, prepared by staff members in the Division of Corporation Finance, located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Financial Position, page 27

3. We note that you consider the non-GAAP measure of debt-to-EBITDA to be a significant indication of the Company's financial performance and available capital resources; however, it is not clear (i) whether a ratio of 3.9 is indicative of a favorable or unfavorable financial performance, and (ii) whether a ratio of 3.9 is indicative of an extensive or minimal availability of capital resources. Please briefly clarify these items for us and provide enhanced disclosure in future filings.

4. Please reconsider your future disclosure with regard to your presentation of EBITDA. It does not appear that you have provided sufficient disclosure responsive to Item 10(e)(1)(C) of Regulation S-K.

Liquidity and Sources of Capital, page 28

Investing Cash Flows, page 28

5. Please quantify for us the separate components of your 2007 capital additions (for example, (i) the costs of newly opened drive-ins, (ii) retrofits and new equipment related to existing drive-ins, (iii) drive-ins under construction, and (iv) other), and provide similar disclosure in your future filings.

Item 15: Exhibits and Financial Statements Schedules, page 35

Note 1: Summary of Significant Accounting Policies, page F-8

Disclosures about Segments of an Enterprise and Related Information (SFAS 131)

6. Please explain to us and in future filings the factors used to identify your reportable segments, as discussed in paragraph 26 of SFAS 131. As part of your

response to us, explain why you do not consider your franchise operations to be a reportable segment, as contemplated by paragraph 16 of SFAS 131. In this regard, we note that your franchising subsidiary and restaurant-operating subsidiary each have its own president, which may indicate that these subsidiaries are segments as discussed in paragraph 14 of SFAS 131.

Goodwill and Other Intangible Assets, page F-9

7. Please briefly explain to us and in future filings the results of your analysis of paragraph 30 of SFAS 142 with regard to reporting units. In addition, provide us your most recent annual test(s) for impairment as required by paragraph 26 of SFAS 142.

Ownership Program, page F-10

8. Please briefly explain to us why no gain or loss is recognized on the sale of minority ownership interests. It is our understanding that gains or losses on the direct sale of a portion of a parent's interest in a subsidiary should be recorded and reflected in the parent's income statement, at least until the adoption of SFAS 160.

9. Please briefly explain to us your methodology for allocating goodwill to a subsequent buy-in by a minority partner, as discussed in the last paragraph under this subheading.

Note 4: Accounts and Notes Receivable, page F-14

10. We have read you policy regarding advertising funds on page F-11 and the additional disclosure included in Note 4; however, it is unclear why you would have notes receivable from advertising funds. Please clarify for us the circumstances surrounding the origination of these notes receivable. Please also clarify for us the circumstances surrounding the origination of the "other" receivable for the periods presented.

Note 5: Goodwill, Trademarks, Trade Names and Other Intangibles, page F-14

11. Please quantify for us and in future filings the separate amounts of goodwill acquired and goodwill disposed of, relating to the acquisitions and dispositions of minority interests in Partner Drive-Ins. In addition, tell us the amount of cash inflows and outflows that you have recorded related to these transactions and their location in your statement of cash flows.

12. Please explain to us, and provide any underlying analysis, how you allocated goodwill to the 10 drive-ins that were sold to franchisees and the three drive-ins that were closed, during 2007. Refer to paragraph 39 of SFAS 142 for guidance.

In addition, quantify the amount of any gain or loss that was recorded in connection with these transactions.

13. Please tell us how you have considered Issue 3 of EITF 04-1 with regard to the 15 drive-ins purchased by you from franchisees in both 2007 and 2006. Based on the disclosure on page six under the heading Franchise Agreements, it appears that "older forms of license agreements" may be at royalty rates that are favorable or unfavorable when compared to royalty rates for current market transactions.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief